82-28461

SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS CORPORACION

05006225

SUPPL

By FEDEX

February 28, 2005

**SECURITIES AND EXHANGE COMISSION**
**Division of Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C.**
**U.S.A. 20549**

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C. 179 SECTION

**To whom it may concern**

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2004.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

PROCESSED
MAR 08 2005
THOMSON FINANCIAL

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

3/7

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 1 | **ACTIVO TOTAL** | **7,756,245** | **100** | **8,048,742** | **100** |
| 2 | **ACTIVO CIRCULANTE** | **2,176,736** | **28** | **1,907,757** | **24** |
| 3 | EFECTIVO E INVERSIONES TEMPORALES | 168,967 | 2 | 179,579 | 2 |
| 4 | CLIENTES Y DOCUMENTOS POR COBRAR (NETO) | 872,055 | 11 | 705,070 | 9 |
| 5 | OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 180,136 | 2 | 242,770 | 3 |
| 6 | INVENTARIOS | 587,097 | 8 | 459,274 | 6 |
| 7 | OTROS ACTIVOS CIRCULANTES | 368,481 | 5 | 321,064 | 4 |
| 8 | **LARGO PLAZO** | **71,292** | **1** | **76,393** | **1** |
| 9 | CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 7,306 | 0 | 7,669 | 0 |
| 10 | INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 61,354 | 1 | 66,129 | 1 |
| 11 | OTRAS INVERSIONES | 2,632 | 0 | 2,595 | 0 |
| 12 | **INMUEBLES, PLANTA Y EQUIPO (NETO)** | **4,579,747** | **59** | **4,587,126** | **57** |
| 13 | INMUEBLES | 1,209,678 | 16 | 1,199,834 | 15 |
| 14 | MAQUINARIA Y EQUIPO INDUSTRIAL | 5,407,028 | 70 | 5,186,642 | 64 |
| 15 | OTROS EQUIPOS | 175,260 | 2 | 178,840 | 2 |
| 16 | DEPRECIACION ACUMULADA | 2,385,097 | 31 | 2,090,803 | 26 |
| 17 | CONSTRUCCIONES EN PROCESO | 172,878 | 2 | 112,613 | 1 |
| 18 | **ACTIVO DIFERIDO (NETO)** | **928,470** | **12** | **1,128,913** | **14** |
| 19 | **OTROS ACTIVOS** | **0** | **0** | **348,553** | **4** |
| 20 | **PASIVO TOTAL** | **4,846,015** | **100** | **5,188,534** | **100** |
| 21 | **PASIVO CIRCULANTE** | **1,697,270** | **35** | **1,576,103** | **30** |
| 22 | PROVEEDORES | 855,022 | 18 | 589,420 | 11 |
| 23 | CREDITOS BANCARIOS | 371,504 | 8 | 559,460 | 11 |
| 24 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 25 | IMPUESTOS POR PAGAR | 0 | 0 | 0 | 0 |
| 26 | OTROS PASIVOS CIRCULANTES | 470,744 | 10 | 427,223 | 8 |
| 27 | **PASIVO A LARGO PLAZO** | **3,092,698** | **64** | **3,501,274** | **67** |
| 28 | CREDITOS BANCARIOS | 3,089,431 | 64 | 3,494,409 | 67 |
| 29 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 30 | OTROS CREDITOS | 3,267 | 0 | 6,865 | 0 |
| 31 | **CREDITOS DIFERIDOS** | **0** | **0** | **0** | **0** |
| 32 | **OTROS PASIVOS** | **56,047** | **1** | **111,157** | **2** |
| 33 | **CAPITAL CONTABLE** | **2,910,230** | **100** | **2,860,208** | **100** |
| 34 | **PARTICIPACION MINORITARIA** | **1,818,528** | **62** | **1,951,654** | **68** |
| 35 | **CAPITAL CONTABLE MAYORITARIO** | **1,091,702** | **38** | **908,554** | **32** |
| 36 | **CAPITAL CONTRIBUIDO** | **2,296,936** | **79** | **2,290,980** | **80** |
| 37 | CAPITAL SOCIAL PAGADO (NOMINAL) | 27,942 | 1 | 21,984 | 1 |
| 38 | ACTUALIZACION CAPITAL SOCIAL PAGADO | 935,050 | 32 | 935,052 | 33 |
| 39 | PRIMA EN VENTA DE ACCIONES | 1,333,944 | 46 | 1,333,944 | 47 |
| 40 | APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL GANADO (PERDIDO)** | **(1,205,234)** | **(41)** | **(1,382,426)** | **(48)** |
| 42 | RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL | 5,670,769 | 195 | 5,657,156 | 198 |
| 43 | RESERVA PARA RECOMPRA DE ACCIONES | 538,869 | 19 | 538,869 | 19 |
| 44 | EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE | (7,353,344) | (253) | (7,599,879) | (266) |
| 45 | **RESULTADO NETO DEL EJERCICIO** | (61,528) | (2) | 21,428 | 1 |

FILE No. 82-2867

ay

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
**SANLUIS CORPORACION , S. A. DE C. V.**

TRIMESTRE: **4** AÑO: **2003**

**ESTADO DE SITUACION FINANCIERA**
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

**CONSOLIDADO**

**Impresión Final**

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **3** | **EFECTIVO E INVERSIONES TEMPORALES** | **168,967** | **100** | **179,579** | **100** |
| 46 | EFECTIVO | 168,967 | 100 | 179,579 | 100 |
| 47 | INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| **18** | **CARGOS DIFERIDOS** | **928,470** | **100** | **1,128,913** | **100** |
| 48 | GASTOS AMORTIZABLES (NETO) | 187,961 | 20 | 231,842 | 21 |
| 49 | CREDITO MERCANTIL | 410,128 | 44 | 454,136 | 40 |
| 50 | IMPUESTOS DIFERIDOS | 304,331 | 33 | 422,829 | 37 |
| 51 | OTROS | 26,050 | 3 | 20,106 | 2 |
| **21** | **PASIVO CIRCULANTE** | **1,697,270** | **100** | **1,576,103** | **100** |
| 52 | PASIVOS EN MONEDA EXTRANJERA | 1,410,713 | 83 | 1,336,627 | 85 |
| 53 | PASIVOS EN MONEDA NACIONAL | 286,557 | 17 | 239,476 | 15 |
| **24** | **CREDITOS BURSATILES CORTO PLAZO** | **0** | **100** | **0** | **100** |
| 54 | PAPEL COMERCIAL | 0 | 0 | 0 | 0 |
| 55 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| 56 | PORCION CIRCULANTE DE OBLIGACIONES | 0 | 0 | 0 | 0 |
| **26** | **OTROS PASIVOS CIRCULANTES** | **470,744** | **100** | **427,223** | **100** |
| 57 | OTROS PASIVOS CIRCULANTES CON COSTO | 3,267 | 1 | 6,801 | 2 |
| 58 | OTROS PASIVOS CIRCULANTES SIN COSTO | 467,477 | 99 | 420,422 | 98 |
| **27** | **PASIVO A LARGO PLAZO** | **3,092,698** | **100** | **3,501,274** | **100** |
| 59 | PASIVO EN MONEDA EXTRANJERA | 3,092,698 | 100 | 3,501,274 | 100 |
| 60 | PASIVO EN MONEDA NACIONAL | 0 | 0 | 0 | 0 |
| **29** | **CREDITOS BURSATILES LARGO PLAZO** | **0** | **100** | **0** | **100** |
| 61 | OBLIGACIONES | 0 | 0 | 0 | 0 |
| 62 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| **30** | **OTROS CREDITOS** | **3,267** | **100** | **6,865** | **100** |
| 63 | OTROS CREDITOS CON COSTO | 3,267 | 100 | 6,865 | 100 |
| 64 | OTROS CREDITOS SIN COSTO | 0 | 0 | 0 | 0 |
| **31** | **CREDITOS DIFERIDOS** | **0** | **100** | **0** | **100** |
| 65 | CREDITO MERCANTIL | 0 | 0 | 0 | 0 |
| 66 | IMPUESTOS DIFERIDOS | 0 | 0 | 0 | 0 |
| 67 | OTROS | 0 | 0 | 0 | 0 |
| **32** | **OTROS PASIVOS** | **56,047** | **100** | **111,157** | **100** |
| 68 | RESERVAS | 56,047 | 100 | 111,157 | 100 |
| 69 | OTROS PASIVOS | 0 | 0 | 0 | 0 |
| **44** | **EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE** | **(7,353,344)** | **100** | **(7,599,879)** | **100** |
| 70 | RESULTADO ACUMULADO POR POSICION MONETARIA | (122,357) | (2) | (122,357) | (2) |
| 71 | RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS | (7,230,987) | (98) | (7,477,522) | (98) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 72 | CAPITAL DE TRABAJO | 479,466 | 331,654 |
| 73 | FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD | 93,659 | 15,762 |
| 74 | NUMERO DE FUNCIONARIOS (*) | 18 | 19 |
| 75 | NUMERO DE EMPLEADOS (*) | 1,111 | 1,103 |
| 76 | NUMERO DE OBREROS (*) | 4,633 | 4,758 |
| 77 | NUMERO DE ACCIONES EN CIRCULACION (*) | 289,729,708 | 227,957,568 |
| 78 | NUMERO DE ACCIONES RECOMPRADAS (*) | 0 | 0 |

(*) DATOS EN UNIDADES

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ACTUAL % | TRIMESTRE AÑO ANTERIOR Importe | TRIMESTRE AÑO ANTERIOR % |
|---|---|---|---|---|---|
| **1** | **VENTAS NETAS** | **6,723,030** | **100** | **5,611,006** | **100** |
| 2 | COSTO DE VENTAS | 5,610,617 | 83 | 4,398,010 | 78 |
| **3** | **RESULTADO BRUTO** | **1,112,413** | **17** | **1,212,996** | **22** |
| 4 | GASTOS DE OPERACION | 831,755 | 12 | 783,869 | 14 |
| **5** | **RESULTADO DE OPERACION** | **280,658** | **4** | **429,127** | **8** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | 144,293 | 2 | 465,438 | 8 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **136,365** | **2** | **(36,311)** | **(1)** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 122,546 | 2 | 115,570 | 2 |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **13,819** | **0** | **(151,881)** | **(3)** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 182,095 | 3 | 63,744 | 1 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **(168,276)** | **(3)** | **(215,625)** | **(4)** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 6,035 | 0 | 4,673 | 0 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **(162,241)** | **(2)** | **(210,952)** | **(4)** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | 6,282 | 0 | (188,253) | (3) |
| **15** | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **(168,523)** | **(3)** | **(22,699)** | **0** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | (136,537) | (2) | (51,200) | (1) |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **(31,986)** | **0** | **28,501** | **1** |
| 19 | PARTICIPACION MINORITARIA | 29,542 | | 7,073 | 0 |
| **20** | **RESULTADO NETO MAYORITARIO** | **(61,528)** | **(1)** | **21,428** | |

CLAVE DE COTIZACION: **SANLUIS**
**SANLUIS CORPORACION , S. A. DE C. V.**

TRIMESTRE: **4** AÑO: **2004**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **6,723,030** | **100** | **5,611,006** | **100** |
| 21 | NACIONALES | 1,959,682 | 29 | 1,316,269 | 23 |
| 22 | EXTRANJERAS | 4,763,348 | 71 | 4,294,737 | 77 |
| 23 | CONVERSION EN DOLARES (***) | 580,154 | 9 | 484,274 | 9 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **144,293** | **100** | **465,438** | **100** |
| 24 | INTERESES PAGADOS | 320,365 | 222 | 356,876 | 77 |
| 25 | PERDIDA EN CAMBIOS | 4,677 | 3 | 287,200 | 62 |
| 26 | INTERESES GANADOS | 8,084 | 6 | 7,761 | 2 |
| 27 | GANANCIA EN CAMBIOS | 0 | 0 | 0 | 0 |
| 28 | RESULTADO POR POSICION MONETARIA | (172,665) | (120) | (170,877) | (37) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **122,546** | **100** | **115,570** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | 122,546 | 100 | 115,570 | 100 |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **182,095** | **100** | **63,744** | **100** |
| 32 | I.S.R. | 62,939 | 35 | 36,948 | 58 |
| 33 | I.S.R. DIFERIDO | 93,119 | 51 | (809) | (1) |
| 34 | P.T.U. | 22,000 | 12 | 26,282 | 41 |
| 35 | P.T.U. DIFERIDA | 4,037 | 2 | 1,323 | 2 |

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 36 | VENTAS TOTALES | 6,945,187 | 5,806,070 |
| 37 | RESULTADO FISCAL DEL EJERCICIO | 0 | 0 |
| 38 | VENTAS NETAS (**) | 6,723,030 | 5,611,006 |
| 39 | RESULTADO DE OPERACION (**) | 280,658 | 429,127 |
| 40 | RESULTADO NETO MAYORITARIO (**) | (61,528) | 21,428 |
| 41 | RESULTADO NETO (**) | (31,986) | 28,501 |

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS | TRIMESTRE: 4 | AÑO: 2004

**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE RESULTADOS TRIMESTRAL** | **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

**Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| **1** | **VENTAS NETAS** | **1,737,656** | **100** | **1,575,905** | **100** |
| 2 | COSTO DE VENTAS | 1,463,941 | 84 | 1,235,276 | 78 |
| **3** | **RESULTADO BRUTO** | **273,715** | **16** | **340,629** | **22** |
| 4 | GASTOS DE OPERACION | 222,226 | 13 | 216,300 | 14 |
| **5** | **RESULTADO DE OPERACION** | **51,489** | **3** | **124,329** | **8** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | (23,306) | (1) | 137,442 | 9 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **74,795** | **4** | **(13,113)** | **(1)** |
| 8 | OTRAS OPERACIONES FINANCIERAS | 11,325 | 1 | 21,336 | 1 |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **63,470** | **4** | **(34,449)** | **(2)** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 147,141 | 8 | 34,600 | 2 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **(83,671)** | **(5)** | **(69,049)** | **(4)** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 3,020 | 0 | 19,672 | 1 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **(80,651)** | **(5)** | **(49,377)** | **(3)** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | (18,747) | (1) | (188,253) | (12) |
| **15** | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **(61,904)** | **(4)** | **138,876** | **9** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | (4,543) | 0 | (51,200) | (3) |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **(57,361)** | **(3)** | **190,076** | **12** |
| 19 | PARTICIPACION MINORITARIA | (8,245) | | (5,648) | 0 |
| **20** | **RESULTADO NETO MAYORITARIO** | **(49,116)** | **(3)** | **195,724** | **12** |

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
**SANLUIS CORPORACION , S. A. DE C. V.**

TRIMESTRE: **4** AÑO: **2004**

**ESTADO DE RESULTADOS TRIMESTRAL** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **1,737,656** | **100** | **1,575,905** | **100** |
| 21 | NACIONALES | 527,592 | 30 | 359,773 | 23 |
| 22 | EXTRANJERAS | 1,210,064 | 70 | 1,216,132 | 77 |
| 23 | CONVERSION EN DOLARES (***) | 152,337 | 9 | 133,240 | 8 |
| **6** | **COSTO INTEGRAL DE FINANCIAMIENTO** | **(23,306)** | **100** | **137,442** | **100** |
| 24 | INTERESES PAGADOS | 90,988 | 390 | 85,495 | 62 |
| 25 | PERDIDA EN CAMBIOS | (51,895) | (223) | 128,023 | 93 |
| 26 | INTERESES GANADOS | 1,783 | 8 | (3,531) | (3) |
| 27 | GANANCIA EN CAMBIOS | 0 | 0 | 0 | 0 |
| 28 | RESULTADO POR POSICION MONETARIA | (60,616) | (260) | (79,607) | (58) |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTRAS OPERACIONES FINANCIERAS** | **11,325** | **100** | **21,336** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | 11,325 | 100 | 21,336 | 100 |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| **10** | **PROVISION PARA IMPUESTOS Y P.T.U.** | **147,141** | **100** | **34,600** | **100** |
| 32 | I.S.R. | 39,284 | 27 | 13,691 | 40 |
| 33 | I.S.R. DIFERIDO | 100,966 | 69 | 9,540 | 28 |
| 34 | P.T.U. | 3,573 | 2 | 10,737 | 31 |
| 35 | P.T.U. DIFERIDA | 3,318 | 2 | 632 | 2 |

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| **1** | **RESULTADO NETO** | **(31,986)** | **28,501** |
| 2 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS | 539,386 | 232,069 |
| **3** | **FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO** | **507,400** | **260,570** |
| 4 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO | 255,950 | (46,950) |
| **5** | **RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION** | **763,350** | **213,620** |
| 6 | FLUJO DERIVADO POR FINANCIAMIENTO AJENO | (600,066) | 23,698 |
| 7 | FLUJO DERIVADO POR FINANCIAMIENTO PROPIO | (1,353) | 0 |
| **8** | **RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO** | **(601,419)** | **23,698** |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(172,543)** | **(201,721)** |
| 10 | INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES | (10,612) | 35,597 |
| 11 | EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO | 179,579 | 143,982 |
| 12 | EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO | 168,967 | 179,579 |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| **2** | **+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS** | **539,386** | **232,069** |
| 13 | + DEPRECIACION Y AMORTIZACION DEL EJERCICIO | 380,986 | 361,619 |
| 14 | + (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD | 0 | 0 |
| 15 | + (-) PERDIDA (GANANCIA) NETA EN CAMBIOS | 0 | 0 |
| 16 | + (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS | 0 | 0 |
| 17 | + (-) OTRAS PARTIDAS | 158,400 | (129,550) |
| 40 | + (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA | 0 | 0 |
| **4** | **FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO** | **255,950** | **(46,950)** |
| 18 | + (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR | (166,985) | (128,840) |
| 19 | + (-) DECREMENTO (INCREMENTO) EN INVENTARIOS | (127,823) | (22,165) |
| 20 | + (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS | 293,210 | 25,216 |
| 21 | + (-) INCREMENTO (DECREMENTO) EN PROVEEDORES | 265,601 | 14,728 |
| 22 | + (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS | (8,053) | 64,111 |
| **6** | **FLUJO DERIVADO POR FINANCIAMIENTO AJENO** | **(600,066)** | **23,698** |
| 23 | + FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO | (358,377) | 329,524 |
| 24 | + FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO | (237,794) | (299,208) |
| 25 | + DIVIDENDOS COBRADOS | 0 | 0 |
| 26 | + OTROS FINANCIAMIENTOS | 0 | 0 |
| 27 | (-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS | 0 | 0 |
| 28 | (-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES | 0 | 0 |
| 29 | (-) AMORTIZACION DE OTROS FINANCIAMIENTOS | (3,895) | (6,618) |
| **7** | **FLUJO DERIVADO POR FINANCIAMIENTO PROPIO** | **(1,353)** | **0** |
| 30 | + (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL | 0 | 0 |
| 31 | (-) DIVIDENDOS PAGADOS | (1,353) | 0 |
| 32 | + PRIMA EN VENTA DE ACCIONES | 0 | 0 |
| 33 | + APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(172,543)** | **(201,721)** |
| 34 | + (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE | 0 | 0 |
| 35 | (-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO | (167,154) | (160,511) |
| 36 | (-) INCREMENTO EN CONSTRUCCIONES EN PROCESO | 0 | 0 |
| 37 | + VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE | 0 | 0 |
| 38 | + VENTAS DE ACTIVOS FIJOS TANGIBLES | 0 | 0 |
| 39 | + (-) OTRAS PARTIDAS | (5,389) | (41,210) |

FILE No. 82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**RAZONES Y PROPORCIONES**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF P | CONCEPTOS | TRIMESTRE AÑO ACTUAL | TRIMESTRE AÑO ANTERIOR |
|---|---|---|---|
| | **RENDIMIENTO** | | |
| 1 | RESULTADO NETO A VENTAS NETAS | (0.48) % | 0.51 % |
| 2 | RESULTADO NETO A CAPITAL CONTABLE (**) | (5.64) % | 2.36 % |
| 3 | RESULTADO NETO A ACTIVO TOTAL (**) | (0.41) % | 0.35 % |
| 4 | DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR | 6.31 % | 0.00 % |
| 5 | RESULTADO POR POSICION MONETARIA A RESULTADO NETO | (539.81) % | 599.55 % |
| | **ACTIVIDAD** | | |
| 6 | VENTAS NETAS A ACTIVO TOTAL (**) | 0.87 veces | 0.70 veces |
| 7 | VENTAS NETAS A ACTIVO FIJO (**) | 1.47 veces | 1.22 veces |
| 8 | ROTACION DE INVENTARIOS (**) | 9.56 veces | 9.58 veces |
| 9 | DIAS DE VENTAS POR COBRAR | 41 días | 39 días |
| 10 | INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**) | 9.24 % | 8.77 % |
| | **APALANCAMIENTO** | | |
| 11 | PASIVO TOTAL A ACTIVO TOTAL | 62.48 % | 64.46 % |
| 12 | PASIVO TOTAL A CAPITAL CONTABLE | 1.67 veces | 1.81 veces |
| 13 | PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL | 92.93 % | 93.24 % |
| 14 | PASIVO A LARGO PLAZO A ACTIVO FIJO | 67.53 % | 76.33 % |
| 15 | RESULTADO DE OPERACION A INTERESES PAGADOS | 0.88 veces | 1.20 veces |
| 16 | VENTAS NETAS A PASIVO TOTAL (**) | 1.39 veces | 1.08 veces |
| | **LIQUIDEZ** | | |
| 17 | ACTIVO CIRCULANTE A PASIVO CIRCULANTE | 1.28 veces | 1.21 veces |
| 18 | ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE | 0.94 veces | 0.92 veces |
| 19 | ACTIVO CIRCULANTE A PASIVO TOTAL | 0.45 veces | 0.37 veces |
| 20 | ACTIVO DISPONIBLE A PASIVO CIRCULANTE | 9.96 % | 11.39 % |
| | **ESTADO DE CAMBIOS** | | |
| 21 | FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS | 7.55 % | 4.64 % |
| 22 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS | 3.81 % | (0.84) % |
| 23 | RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS | 2.38 veces | 0.60 veces |
| 24 | FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 99.78 % | 100.00 % |
| 25 | FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 0.22 % | % 0.00 |
| 26 | ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV. | 96.88 % | 79.57 % |

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**DATOS POR ACCION**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF D | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 1 | UTILIDAD BASICA POR ACCION ORDINARIA (**) | $ (.26) | $ .08 |
| 2 | UTILIDAD BASICA POR ACCION PREFERENTE (**) | $ .00 | $ .11 |
| 3 | UTILIDAD DILUIDA POR ACCION (**) | $ .00 | $ .00 |
| 4 | UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**) | $ (.69) | $ (1.07) |
| 5 | EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**) | $ .03 | $ (.95) |
| 6 | EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**) | $ (.58) | $ (.26) |
| 7 | EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**) | $ .00 | $ .00 |
| 8 | VALOR EN LIBROS POR ACCION | $ 3.77 | $ 3.99 |
| 9 | DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION | $ .01 | $ .00 |
| 10 | DIVIDENDO EN ACCIONES POR ACCION | .00 acciones | .00 acciones |
| 11 | PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS | .80 veces | .79 veces |
| 12 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**) | (14.17) veces | 75.91 veces |
| 13 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**) | .00 veces | .00 veces |

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-2807

**NOTAS A LOS ESTADOS FINANCIEROS (1)**

**CONSOLIDADO**
**Impresión Final**

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $380,986 EN 2004 Y $ 361,619 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción de 2003 no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 36.0 millones.



(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Contacto:

Antonio Olivo
SANLUIS Corporación S.A. de C.V.
Tel: (5255) 5229-58-44
Fax: (5255) 5202-66-04
www.sanluiscorp.com <http://www.sanluiscorp.com>
e-mail: aolivo@sanluiscorp.com.mx <mailto:aolivo@sanluiscorp.com.mx>


SANLUIS Corporación, S.A. de C.V. y subsidiarias
Resultados al 4o. Trimestre de 2004
(Cifras en millones de US dólares)

México D.F. a 25 de febrero de 2004

SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), una empresa industrial mexicana dedicada a la manufactura de autopartes (componentes de Suspensión y Frenos), informa sus resultados obtenidos en el cuarto trimestre de 2004.

Las ventas del cuarto trimestre de 2004 fueron de US$ 152.4 millones, y de US$ 580.2 millones para los doce meses del año.
La UAFIRDA (Utilidad de Operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$ 13.1 millones (9% a ventas) en el cuarto trimestre de 2004, y de US$ 57.1 millones (10% a ventas) en el año.
De la comparación contra el mismo trimestre del año pasado, las ventas crecen en 14% mientras que la UAFIRDA decrece 30%; comparando contra los doce meses del año anterior, las ventas crecen en 20% y la UAFIRDA disminuye 16%.

Aún con los excelentes niveles de ventas logrados en los cuatro trimestres de 2004, los resultados operativos consolidados de SANLUIS son inferiores a los del mismo periodo del año anterior debido al impacto que produce la importante alza en los precios internacionales del acero y la chatarra para fundición (+41% y +82% respectivamente, en el año) así como el aumento de 22% del costo nacional de la electricidad.

Para 2004, las ventas de la División Suspensiones (78% del volumen de ventas) fueron 28% superiores a las del año anterior, presentando en todas las líneas de producto importantes incrementos en términos de dólares (Muelles: +27%, Resortes: +45%, y Barras de Torsión: +19%); este aumento en ventas se debió primordialmente al importante incremento en la participación de mercado NAFTA de suspensiones (92% en 2004 contra 77% en 2003). En la División Frenos (22% de la venta consolidada) las ventas se mantuvieron prácticamente igual durante este periodo, pero con una mezcla más rentable de productos al continuar el crecimiento del volumen de ensambles con alto valor agregado.

| | 2003 | | | | Total 2003 |
|---|---|---|---|---|---|
| Trimestre # | 1 | 2 | 3 | 4 | |
| Ventas por División | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| - Suspensiones | 82.8 | 86.8 | 84.1 | 99.0 | 352.7 |
| - Frenos | 32.4 | 34.4 | 30.6 | 34.2 | 131.6 |
| Total Ventas | 115.2 | 121.2 | 114.7 | 133.2 | 484.3 |
| | | | | | |
| Uafirda | 18.3 | 16.9 | 14.1 | 18.9 | 68.2 |
| | | | | | |
| Margen (Uafirda/Vtas.) | 16% | 14% | 12% | 14% | 14% |

| | | 2004 | | | Total |
|---|---|---|---|---|---|
| Trimestre # | 1 | 2 | 3 | 4 | 2004 |
| Ventas por División | | | | | |
| - Suspensiones | 101.8 | 116.1 | 111.7 | 123.3 | 452.9 |
| - Frenos | 33.9 | 35.2 | 29.1 | 29.1 | 127.3 |
| Total Ventas | 135.7 | 151.3 | 140.8 | 152.4 | 580.2 |
| | | | | | |
| Uafirda | 15.9 | 15.4 | 12.7 | 13.1 | 57.1 |
| | | | | | |
| Margen (Uafirda/Vtas.) | 12% | 10% | 9% | 9% | 10% |

El margen operativo (UAFIRDA/Ventas) en el periodo enero-diciembre 2004 es cuatro puntos porcentuales inferior que el obtenido en el mismo periodo del año anterior (10% vs. 14%), debido al mayor costo de acero que especialmente afectó al negocio de Suspensiones en la región Nafta (63% de las ventas consolidadas), mientras que las operaciones de Suspensiones en Brasil (15% de las ventas consolidadas) reportan mejores niveles de UAFIRDA gracias al esfuerzo realizado para transferir los incrementos en precio de acero vía mayores precios de venta. En la División Frenos (22% de las ventas), gracias a una mezcla más rentable de productos y a las continuas mejoras de productividad que han compensado sustancialmente los mayores precios de chatarra para fundición (58% promedio mayores que en 2003) y de energía eléctrica (incremento anual de 22%), el nivel de UAFIRDA se mantiene prácticamente igual al año anterior. En la división Suspensiones, el incremento en el precio del acero, nuestra principal materia prima (que representa un 59% de nuestros costos directos), no ha podido ser totalmente compensado a pesar del mayor volumen de ventas logrado en la región Nafta; sin embargo, gracias a que hemos logrado modificar nuestra mezcla de ventas hacia productos con mayor valor agregado, podremos compensar paulatinamente el efecto negativo, lo que aunado a la mayor productividad alcanzada en nuestras plantas y a menores gastos de operación, apoyará a que los márgenes de utilidad se vayan recuperando.

A pesar de la menor UAFIRDA, y a que debido a la devaluación del peso frente al dólar durante este año hemos registrado en nuestros resultados una pequeña pérdida cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo anterior se ha compensado con las ganancias monetarias sobre la posición pasiva neta de la empresa y a las utilidades realizadas en las compras a descuento de la deuda pendiente de reestructura al nivel de la empresa Holding, produciendo finalmente una Pérdida Neta en los cuatro trimestres del año de US$ 5.3 millones que compara contra la utilidad de US$ 1.8 millones reportada en el mismo periodo del año pasado.

En 2004 la empresa avanzó en su plan de desendeudamiento al reducir la deuda

en U$ 36 millones respecto a diciembre de 2003, por amortizaciones programadas y por adquisición de deuda a descuento.

Las mayores ventas causaron un aumento en el capital de trabajo, que se vio también afectado por un aumento temporal de inventario, resultante de la escasez de acero y del arranque de numerosos nuevos productos, lo que fué casi totalmente compensado por un aumento en el financiamiento de proveedores. La menor UAFIRDA y el mayor capital de trabajo se compensaron con menores inversiones de capital en Frenos debidas a mayor productividad del equipo que derivó en mayor capacidad disponible. En tal forma, el flujo de efectivo antes de amortización de pasivos fue 35% superior en términos de dólares al del mismo periodo de 2003, a pesar de la relevancia de los diversos factores negativos del entorno mundial que afectaron las operaciones de la empresa en el año.

SANLUIS

SANLUIS es una empresa dedicada a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (parabólicas y multi-hoja), Resortes, Barras de Torsión, Bujes hule-metal, y Barras Estabilizadoras. En el negocio de Frenos se producen Discos y Tambores.

SANLUIS-Rassini tiene una participación del 92% en el mercado de muelles para camiones ligeros en la región Nafta (Estados Unidos, México y Canadá). En el negocio de Frenos, SANLUIS-Rassini mantiene una participación del 12% en el segmento de vehículos ligeros en Estados Unidos y México. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Company, Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2004 Y DE 2003

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (85% en 2004 y 89% en 2003) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

| Compañía | Actividad | Participación accionaria (%) |
|---|---|---|
| Subsidiarias no operativas: | | |
| SANLUIS Co - Inter, S. A. (SISA) | Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V. | 100 |
| SANLUIS Rassini Autopartes, S. A.de C. V. (SRA) | Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación | 100 |
| Subsidiarias operativas: | | |
| Grupo Suspensiones | | |
| Rassini, S. A. de C. V. (Rassini) | Manufactura y venta de muelles y resortes helicoidales | 100 |
| Suspensiones Rassini, S. A. de C. V. | Manufactura y venta de muelles | 100 |
| Rassini NHK Autopecas, S/A | Manufactura y venta de muelles y resortes helicoidales | 49.9 |
| Rassini Torsion Bars, S. A. de C. V. | Manufactura y venta de barras de Torsión | 96.7 |
| Grupo Frenos | | |
| SANLUIS Investments, LLC | Tenedora de SANLUIS Developments, LLC | 100 |
| SANLUIS Developments, LLC | Tenedora de Fundimak, S. A. de C. V. | 47.6 |
| Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e | Manufactura y venta de discos y tambores para sistemas de frenos | |

| | | |
|---|---|---|
| Inmobiliaria Rassini, S. A. de C. V.) | | 44.6 |
| Asociada: | | |
| Brembo Rassini, S. A. de C. V. | Manufactura y venta de discos y tambores para sistemas de frenos | 24 |

SANLUIS Developments, LLC

El 20 de septiembre de 2000 J.P. Morgan and Partners (JPM) y American Industrial Partners Capital Fund III, L. L. P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, LLC, las cuales pueden ser adquiridas por SANLUIS antes del 20 de septiembre de 2005, mediante pago en efectivo (en dólares) o, sujeto a ciertas condiciones, a través de una combinación de pago en efectivo y entrega de una porción de acciones de SANLUIS. En caso contrario JPM y AIP pueden requerir que SANLUIS Developments LLC, realice una oferta pública de acciones o sea puesta a la venta.

En 2002 JPM y AIP efectuaron un aumento de capital en SANLUIS Developments, LLC por $54,108 (US$5.2 millones). La participación de JPM y AIP en SANLUIS Developments, LLC, es del 52.4%; sin embargo, SANLUIS Investments, LLC, tiene el control y la administración de aquella por mantener el 51% de las acciones con derecho a voto.

Venta de activos no estratégicos

En junio de 2002 la compañía vendió su inversión en Minas Luismin, S. A. de C. V. y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (Wheaton), recibiendo un pago en efectivo de US$75 millones, 9,084,090 acciones comunes de Wheaton; así como el derecho a recibir un pago contingente representado por 11,355,113 acciones, en caso de que el precio promedio de la plata se mantuviera como mínimo en US$5 por onza durante un período de sesenta días consecutivos entre junio de 2002 y junio de 2004. A principios de octubre de 2003 se cumplieron las condiciones para que la compañía ejerciera su derecho y recibió las acciones correspondientes, las cuales se clasificaron en el balance general como operaciones discontinuadas con la finalidad de identificar claramente en los estados financieros las operaciones remanentes del negocio minero, registrando una ganancia por este concepto que se muestra en el estado de resultados de 2003, neta del impuesto sobre la renta diferido correspondiente. Durante 2004 la compañía continuó la desinversión de estos y otros activos relacionados con este negocio, registrando una pérdida por este concepto que se muestra en el estado de resultados de 2004. (Renglón S07 en 2004 y renglones S07 y S19 en 2003)

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el

Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- El inventario y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias en operación controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan al costo que se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo de adquisición o a su valor de mercado, el que sea menor.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones, las cuales son reservadas ante la existencia de indicios de irrecuperabilidad.

g. Revisión del valor en libros de los activos de larga duración

De acuerdo con las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP en marzo de 2003, la compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración tangibles e intangibles, incluyendo el crédito mercantil, con base en los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. De conformidad con el Boletín B-7 "Adquisiciones de Negocios", a partir del 1 de enero de 2005 el crédito mercantil existente dejará de amortizarse y se evaluará su recuperabilidad anualmente a través de pruebas de deterioro. En los años terminados el 31 de diciembre de 2004 y 2003 la amortización del crédito mercantil ascendió a $50,583 y $37,939, respectivamente.

i. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto correspondiente a todas aquellas diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda, y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento. Al 31 de diciembre de 2004 y de 2003 el saldo pendiente de amortizar de estos gastos ascendía a $129,126 y $144,927, respectivamente, y se incluye en otros activos en el balance general consolidado.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales. A continuación se resumen los principales datos financieros consolidados de dichos planes.

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Obligación por beneficios proyectados | ($166,695) | ($141,850) |
| Activos de los planes a valor de mercado | 95,280 | 17,442 |
| Activo de transición no amortizado | 18,677 | 10,405 |
| Variaciones en supuestos y ajustes no amortizados | 31,396 | 24,533 |
| Pasivo neto proyectado | ($21,342) | ($89,470) |

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Obligación por beneficios actuales | ($148,343) | ($126,132) |
| Activos de los planes a valor de mercado | 95,280 | 17,442 |
| Pasivo neto actual | ($ 53,063) | ($108,690) |
| Pasivo adicional | ($ 34,705) | ($ 21,684) |
| Pasivo neto proyectado | ($ 21,342) | ($ 89,470) |
| Pasivo adicional | ( 34,705) | ( 21,684) |
| | ($ 56,047) | ($111,154) |
| Costo laboral | $ 12,005 | $ 8,268 |
| Costo financiero | 7,324 | 5,446 |
| Rendimiento de los activos del plan | ( 1,085) | ( 906) |
| Servicios anteriores y modificaciones al plan | 640 | 7 |
| Variaciones en supuestos y ajustes por experiencia | 851 | 802 |
| Total costo neto del período | $ 19,735 | $ 13,617 |

Tasas utilizadas en el cálculo de las obligaciones por beneficios y rendimientos del plan:

| | 2004 | 2003 |
|---|---|---|
| Tasa de descuento | 5% | 5% |
| Tasa de incremento salarial | 2% | 2% |

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2004 y 2003 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la (pérdida) utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (233,880,924 en 2004 y 227,957,568 en 2003) (véase Nota 8a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el nuevo Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, la cual se actualiza utilizando factores derivados del INPC (véase Nota 8b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad (pérdida) integral está representada por la (pérdida) utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC (véase Nota 8c.).

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Activos de operaciones discontinuadas

Los activos de operaciones discontinuadas se expresan a su valor neto de realización al 31 de diciembre de cada año.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 entraron en vigor las disposiciones del Boletín B-7 "Adquisiciones de Negocios", emitido por el IMCP. Este boletín establece reglas más precisas y actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas, adopta el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil y elimina su amortización, sujetándolo a las reglas de deterioro. Los efectos de adoptar este boletín en lo relativo a la amortización del crédito mercantil se mencionan en la Nota 2h. El Boletín B-7 además complementa el tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios, de acuerdo con el Boletín C-8 "Activos Intangibles" y da reglas específicas en la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común. La adopción de este boletín no tendrá un efecto importante en los resultados y situación financiera de la compañía ya que las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en el Boletín B-7.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$). Excepto que se indique otra denominación, las cifras en esta nota están expresadas en millones de dólares americanos.

La compañía tenía los siguientes activos y pasivos monetarios en monedas extranjeras:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Activos | US$ 101 | US$ 82 |
| Pasivos | (401) | (410) |

| | | |
|---|---|---|
| Posición neta corta | (US$ 300) | (US$ 328) |

Al 31 de diciembre de 2004 el tipo de cambio fue de $11.2183 por dólar americano ($11.1998 al 31 de diciembre de 2003). Al 11 de febrero de 2005, fecha de emisión de los estados financieros consolidados, la posición en monedas extranjeras de la compañía era similar a la del 31 de diciembre de 2004 y el tipo de cambio fue de $11.1533 por dólar americano. La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, y durante los años terminados el 31 de diciembre de 2004 y de 2003 incurrió en pérdidas cambiarias de $4,677 y $287,200, respectivamente.

La compañía tenía la siguiente posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en monedas extranjeras:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Inventarios | US$ 24 | US$ 17 |
| Maquinaria y equipo | US$ 226 | US$ 226 |

Las exportaciones e importaciones de bienes y servicios efectuadas por la compañía (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos por intereses en moneda extranjera, se muestran a continuación:

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Exportaciones de mercancías | US$ 414 | US$ 380 |
| Importaciones de materias primas, componentes y refacciones | (163) | (110) |
| Intereses pagados | (12) | (13) |
| Neto | US$ 239 | US$ 257 |

NOTA 4 - INVENTARIOS:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Productos terminados | $ 162,464 | $ 150,137 |
| Materias primas y materiales de operación | 426,701 | 310,764 |
| | 589,165 | 460,901 |
| Estimación para inventarios obsoletos | (2,068) | (1,627) |
| | $ 587,097 | $ 459,274 |

NOTA 5 - INMUEBLES, MAQUINARIA Y EQUIPO:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Terrenos, edificios y construcciones | $ 1,209,678 | $ 1,199,835 |
| Maquinaria y equipo | 5,407,028 | 5,186,641 |
| Equipo de transporte, mobiliario y equipo | 175,260 | 178,839 |
| | 6,791,966 | 6,565,315 |
| Depreciación acumulada | (2,385,097) | (2,090,802) |
| | 4,406,869 | 4,474,513 |
| Construcciones en proceso | 172,878 | 112,613 |
| | $ 4,579,747 | $ 4,587,126 |

NOTA 6 - DEUDA A CORTO Y LARGO PLAZOS:

La deuda de la compañía se analiza a continuación:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Deuda del Grupo Suspensiones | $ 2,396,722 | $ 2,731,771 |
| Emisión de obligaciones con vencimiento en 2010 | 608,648 | 592,172 |
| Crédito sindicado de Fundimak, S. A. de C. V. (Fundimak) | | 361,492 |
| Crédito simple y revolvente de Fundimak | 266,435 | |
| Europapel Comercial | 78,305 | 221,493 |
| Eurobonos | 81,456 | 130,609 |
| Otros financiamientos pagaderos en dólares | 35,903 | 29,999 |
| Total | 3,467,469 | 4,067,536 |
| Menos: | | |
| Deuda a corto plazo | 78,305 | 221,493 |
| Porción a corto plazo de la deuda a largo plazo | 296,466 | 344,768 |
| | 374,771 | 566,261 |
| Deuda a largo plazo | $ 3,092,698 | $ 3,501,275 |

Los vencimientos de la deuda al 31 de diciembre de 2004 se muestran a continuación:

| | |
|---|---|
| 2005 | $ 374,772 |
| 2006 | 366,824 |
| 2007 | 370,859 |
| 2008 | 1,704,299 |
| 2009 en adelante | 650,715 |

$ 3,467,469

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de diciembre de 2004, la deuda del Grupo Suspensiones ascendía a $2,396,722 (US$213.6 millones) y se divide en un Bloque "A" por $1,764,311 (US$157.3 millones) y un Bloque "B" por $632,411 (US$56.3 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5%, a menos que la compañía prepague el saldo principal en diciembre de 2006.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital para cada uno de los próximos cinco años y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias. Al 31 de diciembre de 2004 la empresa incumplió con la razón financiera de "Deuda Total a EBITDA" (como se define en el contrato de crédito), como consecuencia de esta situación, se inició un proceso de dispensa ("waiver") con los bancos acreedores.



Eurobonos y Europapel Comercial

En diciembre de 2002 la compañía concluyó la reestructuración de una emisión de Eurobonos por US$200 millones y de su programa de Europapel Comercial por US$77.5 millones, logrando la aceptación del 94% de los tenedores de los Eurobonos y del 75% de los tenedores de Europapel Comercial. Durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de los acreedores, por lo que la compañía adquirió deuda a descuento por $175,331 (US$15.6) y $12,116 (US$1.1) en cada uno de esos años, obteniendo utilidades de $136,537 y $51,200, respectivamente.

Al 31 de diciembre de 2004 la deuda pendiente de reestructurar se muestra a continuación:

| Financiamiento | Deuda original | Deuda reestructurada | Deuda no reestructurada |
|---|---|---|---|
| Eurobonos | US$ 200,000 | US$ 192,739 | US$ 7,261 |
| Europapel Comercial | 77,500 | 70,520 | 6,980 |
| | US$ 277,500 | US$ 263,259 | US$ 14,241 |

La deuda no reestructurada de los tenedores de Eurobonos asciende a $81,456 (US$7.3 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $78,305 (US$7 millones) y se presenta en los estados financieros consolidados como una obligación a corto plazo.

Emisión de obligaciones con vencimiento en 2010

SISA emitió en diciembre de 2002 US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2004 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $608,648 (US$54.3 millones).

Crédito sindicado de Fundimak

Fundimak tenía contratado un crédito sindicado cuyo saldo al cierre de junio de 2004 ascendía a US$27 millones. En esa fecha la compañía obtuvo el crédito simple mencionado a continuación por US$25 millones, cuyos fondos se utilizaron para pagar anticipadamente este crédito.

Crédito simple y revolvente de Fundimak

El 28 de junio de 2004 Fundimak obtuvo una línea de crédito de Comerica Bank México, S. A. que incluye un crédito simple a plazo determinado hasta por US$25 millones y un crédito revolvente hasta por US$15 millones, este último no ha sido ejercido.

Al 31 de diciembre de 2004 Fundimak había ejercido la totalidad del crédito simple el cual está sujeto a una tasa de interés determinada con base en la LIBOR más 2.75 puntos y es pagadero en 20 amortizaciones trimestrales de US$1.25 millones más intereses sobre saldos insolutos, a partir del tercer mes posterior a su fecha de ejercicio.

Las disposiciones que se realicen del crédito revolvente serán exigibles 90 días posteriores a su fecha de ejercicio y causarán intereses a la tasa resultante de adicionar a la LIBOR 2.25 puntos.

Tanto el crédito simple como el revolvente están garantizados con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios. Este financiamiento requiere que Fundimak cumpla ciertas razones financieras, las cuales se cumplen al 31 de diciembre de 2004.

NOTA 7 - COSTO INTEGRAL DE FINANCIAMIENTO:

El costo integral de financiamiento se integra como sigue:

| | Año que terminó el 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Gastos y otros cargos financieros - Neto | ($ 358,971) | ($ 400,142) |
| Pérdida cambiaria - Neta | (4,677) | (287,200) |
| Utilidad por posición monetaria | 172,665 | 170,877 |
| | ($ 190,983) | ($ 516,465) |

NOTA 8 - INVERSIÓN DE LOS ACCIONISTAS:

a. Reestructura accionaria

Al 31 de diciembre de 2003 las acciones autorizadas y suscritas (por series) del capital social de la compañía eran como se muestra a continuación:

FILE No 82-2867

Número de acciones

| Serie | Autorizadas | En tesorería | Recompradas | Suscritas y en circulación |
|---|---|---|---|---|
| "A" | 108,874,950 | (1,210,500) | | 107,664,450 |
| "B" | 54,437,472 | (10,835,766) | (3,504,000) | 40,097,706 |
| "C" | 54,437,472 | (10,835,766) | (3,504,000) | 40,097,706 |
| "D" | 54,437,472 | (10,835,766) | (3,504,000) | 40,097,706 |
| | 272,187,366 | (33,717,798) | (10,512,000) | 227,957,568 |

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derechos de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" eran de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tenían derecho a recibir un dividendo preferente acumulativo de $.0048 por acción, equivalente al 5% del valor teórico de las acciones.

Para efectos de cotización en el mercado de valores de México, la compañía había emitido Certificados de Participación Ordinarios (CPOs), representados por una acción Serie "B", una Serie "C" y una "D". Las acciones de la Serie "A" cotizaban por separado.

En Asambleas Especiales de Accionistas de las Series "A", "B","C" y "D" y en Asamblea General Extraordinaria de Accionistas celebradas el 26 de noviembre de 2004 se autorizó llevar a cabo la reestructuración del capital social de la compañía como se describe a continuación:

1. Cancelar las 33,717,798 acciones que se mantenían en la Tesorería de la Sociedad pendientes de suscripción y pago.

2. Cancelar las 10,512,000 acciones que habían sido recompradas por la Sociedad.

3. Llevar a cabo el pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, a que tenían derecho las acciones en circulación de la Serie "D" por una cantidad total acumulada de $1,353, equivalente a $0.034 por acción, previamente a su conversión en acciones de la Serie "A".

4. Convertir anticipadamente las 40,097,706 acciones de la Serie "D" en igual número de acciones de la Serie "A".

5. Modificar la composición de los CPOs que cotizaban en el mercado, con el fin de que en lo sucesivo las 147,762,156 acciones de la Serie "A", que incluyen las 40,097,706 nuevas acciones de dicha serie provenientes de la conversión de las acciones de la Serie "D", coticen en el mercado en forma independiente, pero ahora bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "A" (CPOs - A), y las acciones de las Series "B" y "C" coticen en el mercado bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "B" ordinaria con derechos de voto pleno y una acción de la Serie "C" sin derecho de voto (CPOs - BC).

6. Aumentar la parte fija del capital social en $5,957, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie "B" y 30,886,070 nuevas acciones de la Serie "C", las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie "B" y de 0.1354904567 de acción Serie "C" por cada una de las acciones de la Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de la Serie "B" y de la Serie "C" se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811 acciones en circulación de que los accionistas eran tenedores.

Después de estos acuerdos, el capital social al 31 de diciembre de 2004 está integrado como se muestra a continuación:

| Serie | Acciones autorizadas, suscritas y en circulación |
|---|---|
| "A" | 147,762,156 |
| "B" | 70,983,776 |
| "C" | 70,983,776 |
| | 289,729,708 |

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie "B" de SISA, si la compañía no liquidara el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2004 el saldo del principal asciende a $863,582 (véase Nota 2n.).

c. Utilidad integral -

La utilidad integral se analiza a continuación:

| | Año que terminó el 31 de diciembre de 2004 | 2003 |
|---|---|---|
| (Pérdida) utilidad de los accionistas mayoritarios | ($ 61,528) | $ 21,428 |
| Resultado por tenencia de activos no monetarios | 246,029 | 192,434 |
| Efectos correspondientes a los accionistas minoritarios | (133,126) | 26,525 |
| Utilidad integral consolidada | $ 51,375 | $ 240,387 |

d. Disposiciones fiscales en relación al pago de dividendos

En caso de pagarse dividendos con cargo a utilidades acumuladas que provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), no se causará un impuesto, de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). Los dividendos preferentes mencionados en el inciso a.3. de esta nota estuvieron exentos por provenir de la CUFIN.

En caso de reducción de capital, se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR. Al 31 de diciembre de 2004 la CUFIN consolidada ascendía a $869,588, determinada conforme a las disposiciones fiscales en vigor.

NOTA 9 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

Este rubro se integra como sigue:

| | Año que terminó el 31 de diciembre de 2004 | 2003 |
|---|---|---|
| ISR | $ 56,660 | $ 32,322 |
| ISR diferido | 97,156 | 514 |
| IA | 6,279 | 4,625 |
| PTU | 22,000 | 26,281 |
| | $ 182,095 | $ 63,742 |

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. Hasta el 31 de diciembre de 2004, el régimen de consolidación fiscal limitaba la consolidación a un 60% de la participación accionaria, sin embargo, de acuerdo con las modificaciones a la LISR aprobadas en noviembre de 2004, a partir de 2005 la participación consolidable para efectos fiscales podrá hacerse al 100%.

El resultado fiscal difiere del resultado contable consolidado debido principalmente a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles.

De acuerdo con las modificaciones a la LISR aprobadas el 13 de noviembre de 2004, la tasa del ISR se redujo del 33% que aplicó para 2004 a 30% en 2005, y anualmente se reducirá en 1% hasta llegar a 28% en 2007. En consecuencia, los efectos de estas disminuciones en la tasa del ISR fueron considerados en la valuación del ISR diferido, generando en 2004, una reducción del activo relativo en $39,274, disminuyendo la utilidad neta en el mismo importe.

A continuación se muestran los efectos de las principales diferencias temporales sobre las que se reconocieron impuestos diferidos:

| | 31 de diciembre de | |
|---|---|---|
| | 2004 | 2003 |
| Pasivo por impuestos diferidos: | | |
| Inventarios | $ 26,187 | $ 123,884 |
| Inmuebles, maquinaria y equipo | 591,780 | 648,994 |
| Otros activos | 18,757 | 37,229 |
| | 636,724 | 810,107 |
| Activo por impuestos diferidos: | | |
| Pérdidas fiscales por amortizar | 878,095 | 1,093,649 |
| IA por recuperar | 29,413 | 59,769 |
| Provisiones de pasivo | 28,886 | 72,144 |
| Otros | 4,661 | 7,374 |
| | 941,055 | 1,232,936 |
| Activo por impuestos diferidos - Neto | $ 304,331 | $ 422,829 |

Durante los ejercicios terminados al 31 de diciembre de 2004 y de 2003 la compañía determinó un IA consolidado de $9,751 y $10,389, respectivamente, los cuales se eliminaron en su totalidad por haber ejercido la opción de la deducción inmediata de activos fijos. Los importes cargados a los resultados de los años terminados el 31 de diciembre de 2004 y de 2003 por $6,279 y $4,625, respectivamente, representan la proporción no consolidable fiscalmente pagada a las autoridades hacendarias.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 10 - COMPROMISO:

Rassini Frenos, S. A. de C. V. celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

A continuación se incluye un análisis de las rentas mínimas anuales convenidas en este contrato:

Año que terminará el

FILE No. 82-2867

| 31 de diciembre de | Importe |
|---|---|
| 2005 | $ 28,931 |
| 2006 | 49,630 |
| 2007 | 50,247 |
| 2008 | 50,247 |
| Total de pagos mínimos requeridos | $ 179,055 |

Los costos totales de renta de los años terminados el 31 de diciembre de 2004 y de 2003 ascendieron a $29,112 y $27,644, respectivamente.

NOTA 11 - INFORMACIÓN POR SEGMENTOS:

La información financiera referente a los segmentos de negocio operados por la compañía se presenta a continuación:

| Año que terminó el 31 de diciembre de 2004 | Suspensiones | Frenos | Otros | Total |
|---|---|---|---|---|
| Ventas netas | $ 5,247,844 | $ 1,475,186 | | $ 6,723,030 |
| Utilidad de operación | 303,685 | 14,130 | ($37,157) | 280,658 |
| Activos totales | 4,780,931 | 2,583,347 | 391,967 | 7,756,245 |
| Adquisiciones de maquinaria y equipo | 93,093 | 74,061 | | 167,154 |
| Depreciación y amortización | 194,668 | 186,317 | | 380,985 |

| Año que terminó el 31 de diciembre de 2003 | | | | |
|---|---|---|---|---|
| Ventas netas | $ 4,085,104 | $ 1,525,901 | | $ 5,611,005 |
| Utilidad de operación | 352,897 | 89,329 | ($ 13,101) | 429,125 |
| Activos totales | 5,189,746 | 2,461,063 | 397,932 | 8,048,741 |
| Adquisiciones de maquinaria y equipo | 87,821 | 72,691 | | 160,512 |
| Depreciación y amortización | 227,322 | 134,297 | | 361,619 |

La información por segmentos se presenta en el mismo formato utilizado por la administración de la compañía para evaluar los resultados de cada negocio. Un segmento operativo se define como un componente de la compañía dedicado a actividades de negocios de las cuales ésta obtiene ingresos e incurre en costos y gastos, base para la preparación de información y evaluación periódica de la asignación de recursos por parte de la administración durante su proceso de toma de decisiones. Las políticas contables de los segmentos son las mismas que se describen en el resumen de políticas de contabilidad significativas incluidas en la Nota 2.

El segmento "Suspensiones" incluye la venta de muelles multihoja y parabólicas, resortes, barras de torsión y barras estabilizadoras. El segmento "Frenos" incluye la venta de rotores, discos, tambores y mazas para sistemas de frenos. El Segmento "Otros" representa principalmente el activo por impuestos diferidos originado por el reconocimiento de las pérdidas fiscales consolidadas de SANLUIS, las otras inversiones en acciones y las operaciones discontinuadas.

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la

subsidiaria localizada en Brasil representan el 15% de las ventas informadas.

Tres de los clientes de la compañía representaron el 79% y 81% de sus ventas netas durante los años terminados el 31 de diciembre de 2004 y de 2003, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**RELACION DE INVERSIONES EN ACCIONES**

**ANEXO 3** **CONSOLIDADO**
Impresión Final

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) | |
|---|---|---|---|---|---|
| | | | | COSTO ADQUISICION | VALOR ACTUAL (3) |
| **SUBSIDIARIAS** | | | | | |
| 1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V. | TENEDORA | 1,132,635,700 | 99.99 | 1,294,067 | 609,584 |
| 2 SANLUIS CO-INTER, S.A. | TENEDORA | 4,899,999 | 99.99 | 587,496 | 586,856 |
| 3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V. | TENEDORA | 384,048,808 | 99.99 | 701,105 | 1,859,852 |
| **TOTAL DE INVERSIONES EN SUBSIDIARIAS** | | | | **2,582,668** | **3,056,292** |
| **ASOCIADAS** | | | | | |
| 1 BREMBO RASSINI, S.A DE C.V. | PRODUCCION Y VENTA DE DISCOS Y ROTORES | 165,315 | 24.00 | 8,495 | 61,354 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN ASOCIADAS** | | | | **8,495** | **61,354** |
| **OTRAS INVERSIONES PERMANENTES** | | | | | **2,632** |
| **TOTAL** | | | | | **3,120,278** |

**OBSERVACIONES**

FILE No. 82-2867

**ANEXO 5**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

**CONSOLIDADO**
**Impresión Final**

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Intervalo de Tiempo | | | | | | Intervalo de Tiempo | | | | | |
| | | | Hasta 1 Año | Más de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **BANCARIOS** | | | | | | | | | | | | | | | | |
| **COMERCIO EXTERIOR** | | | | | | | | | | | | | | | | |
| HSBC Bank plc. | 20/09/2001 | 9.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 78,305 | 0 | 0 | 0 | 0 | 0 |
| The Bank of New York (Truste | 18/03/2008 | 8.88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 81,456 | 0 |
| RCA (Reestructures Credit Ag | 31/12/2008 | 5.99 | 0 | 0 | 0 | 0 | 0 | 0 | 45,791 | 0 | 0 | 235,584 | 280,457 | 314,112 | 1,520,778 | 0 |
| Emisión de Obligaciones Nota | 30/06/2010 | 8.00 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 608,648 |
| Comerica | 27/06/2009 | 5.07 | 0 | 0 | 0 | 56,092 | 56,092 | 56,092 | 56,092 | 42,067 | 0 | 0 | 0 | 0 | 0 | 0 |
| Banco Safra | 15/05/2008 | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,523 | 27,009 | 655 | 182 | 0 |
| **TOTAL BANCARIOS** | | | 0 | 0 | 0 | 56,092 | 56,092 | 56,092 | 101,883 | 42,067 | 78,305 | 237,107 | 307,466 | 314,767 | 1,602,416 | 608,648 |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| CIA. SIDERURGICA DE CALIFORN | | | 0 | 0 | 0 | 228,546 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ACEROS VILLARES | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 41,210 | 0 | 0 | 0 | 0 |
| GERDAU | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 23,099 | 0 | 0 | 0 | 0 |
| GENERAL MOTORS Co. | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,576 | 0 | 0 | 0 | 0 |
| MONROE DE MEXICO, S.A. | | | 0 | 0 | 0 | 12,591 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CIA. SIDERURGICA BELGO MINEI | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 8,059 | 0 | 0 | 0 | 0 |
| PARTES DE PLASTICO DE MEXICO | | | 0 | 0 | 0 | 7,802 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| MAQUINADOS Y TROQUELADOS REG | | | 6,634 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| HYLSA PUEBLA, S.A. de C.V | | | 0 | 0 | 0 | 8,543 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TIMKEN DE MEXICO, S.A. de C. | | | 0 | 0 | 0 | 6,373 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTROS PROVEEDORES | | | 47,917 | 0 | 0 | 94,407 | 0 | 0 | 0 | 0 | 0 | 356,265 | 0 | 0 | 0 | 0 |
| **TOTAL PROVEEDORES** | | | 54,551 | 0 | 0 | 358,262 | 0 | 0 | 0 | 0 | 0 | 442,209 | 0 | 0 | 0 | 0 |

FILE No. 82-2807

CLAVE DE COTIZACION: **SANLUIS**
**SANLUIS CORPORACION , S. A. DE C. V.**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

**ANEXO 5**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

**CONSOLIDADO**
**Impresión Final**

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) — Intervalo de Tiempo | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Hasta 1 Año | Más de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS** | | | | | | | | | | | | | | | | |
| OTROS PASIVOS | | | 232,006 | 0 | 0 | 238,738 | 3,267 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS** | | | **232,006** | **0** | **0** | **238,738** | **3,267** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| | | **TOTAL** | **286,557** | **0** | **0** | **653,092** | **59,359** | **56,092** | **101,883** | **42,067** | **78,305** | **679,316** | **307,466** | **314,767** | **1,602,416** | **608,648** |

**OBSERVACIONES**

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

**SANLUIS CORPORACION , S. A. DE C. V.**

**POSICION EN MONEDA EXTRANJERA**

**(Miles de Pesos)**

**ANEXO 6**

**CONSOLIDADO**

**Impresión Final**

| BALANZA | DOLARES (1) | | OTRAS MONEDAS (1) | | TOTAL |
|---|---|---|---|---|---|
| | MILES DE DOLARES | MILES DE PESOS | MILES DE DOLARES | MILES DE PESOS | MILES DE PESOS |
| **3. POSICION EN MONEDA EXTRANJERA** | | | | | |
| **ACTIVO TOTAL** | **89,241** | **1,001,132** | **11,795** | **132,320** | **1,133,452** |
| **PASIVO** | **384,426** | **4,312,610** | **17,008** | **190,801** | **4,503,411** |
| CORTO PLAZO | 108,743 | 1,219,912 | 17,008 | 190,801 | 1,410,713 |
| LARGO PLAZO | 275,683 | 3,092,698 | 0 | 0 | 3,092,698 |
| **SALDO NETO** | **(295,185)** | **(3,311,478)** | **(5,213)** | **(58,481)** | **(3,369,959)** |

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

**OBSERVACIONES**

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.2183 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.6536

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**CEDULA DE INTEGRACION Y CALCULO**
**DE RESULTADO POR POSICION MONETARIA (1)**
**(Miles de Pesos)**

**ANEXO 7**

**CONSOLIDADO**
**Impresión Final**

| MES | ACTIVOS MONETARIOS | PASIVOS MONETARIOS | POSICION MONETARIA (ACTIVA) PASIVA | INFLACION MENSUAL | EFECTO MENSUAL (ACTIVO) PASIVO |
|---|---|---|---|---|---|
| ENERO | 1,453,303 | 4,679,722 | 3,226,419 | 0.62 | 20,004 |
| FEBRERO | 1,468,623 | 4,590,075 | 3,121,451 | 0.59 | 18,417 |
| MARZO | 1,479,861 | 4,518,761 | 3,038,900 | 0.33 | 10,028 |
| ABRIL | 1,750,435 | 5,127,222 | 3,376,787 | 0.15 | 5,065 |
| MAYO | 1,836,894 | 4,506,309 | 2,669,415 | (0.25) | (6,674) |
| JUNIO | 1,571,062 | 5,169,294 | 3,598,232 | 0.16 | 5,757 |
| JULIO | 1,676,029 | 4,837,730 | 3,161,702 | 0.26 | 8,220 |
| AGOSTO | 1,485,559 | 4,828,517 | 3,342,958 | 0.61 | 20,392 |
| SEPTIEMBRE | 1,590,855 | 4,871,692 | 3,280,836 | 0.82 | 26,903 |
| OCTUBRE | 1,514,364 | 4,806,178 | 3,291,814 | 0.69 | 22,714 |
| NOVIEMBRE | 1,737,616 | 5,000,500 | 3,262,885 | 0.85 | 27,735 |
| DICIEMBRE | 1,843,719 | 4,958,651 | 3,114,932 | 0.27 | 9,663 |
| ACTUALIZACION: | 0 | 0 | 0 | 0.00 | 4,441 |
| CAPITALIZACION: | 0 | 0 | 0 | 0.00 | 0 |
| EMP. EXTRANJERAS: | 0 | 0 | 0 | 0.00 | 0 |
| OTROS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **172,665** |

**OBSERVACIONES**

FILE No. 82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO**

**ANEXO 9** **CONSOLIDADO**
**Impresión Final**

| PLANTA O CENTRO | ACTIVIDAD ECONOMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACION |
|---|---|---|---|
| RASSINI XALOSTOC (1) | FABRICACION Y VENTA DE MUELLES | 2,265 | 81 |
| RASSINI P.NEGRAS (1) | FABRICACION Y VENTA DE RESORTES | 4,758 | 75 |
| RASSINI P.NEGRAS (1) | FABRICACION Y VENTA DE MUELLES | 5,209 | 86 |
| RASSINI | FABRICACION Y VENTA DE BARRAS | 3,694 | 68 |
| TORSION BARS (1) | DE TORSION | 0 | 0 |
| SUSPENSIONES RASSINI (1) | FABRICACION Y VENTA DE MUELLES | 3,400 | 95 |
| RASSINI | FABRICACION Y VENTA DE DISCOS, | 0 | 0 |
| FRENOS (1) | TAMBORES Y ROTORES | 7,500 | 77 |
| BYPASA (1) | FABRICACION Y VENTA DE BUJES | 38,500 | 78 |
| MUELLES BRASIL (2) | FABRICACION Y VENTA DE MUELLES | 50,000 | 97 |
| RESORTES BRASIL (1) | FABRICACION Y VENTA DE RESORTES | 2,900 | 93 |
| RASSINI CHASSIS SYSTEM (1) | FABRICACION Y VENTA DE RESORTES | 4,000 | 45 |

**OBSERVACIONES**

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**MATERIAS PRIMAS DIRECTAS**

**ANEXO 10**

**CONSOLIDADO**
**Impresión Final**

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| DIVISION AUTOPARTES<br>SOLERA | CIA. SIDERURGICA DE CALIFORNI<br>ACEROS VILLARES (BRASIL)<br>GERDAU (BRASIL) | | STELCO MC MASTER (NORAMBAR)<br>SLATER STEELS INC. | | 51.00 |
| BARRA REDONDA | CIA. SIDERURGICA DE CALIFORNI<br>ACEROS VILLARES (BRASIL)<br>GERDAU (BRASIL) | | STELCO MC MASTER (NORAMBAR)<br>ASCOMETAL ALLEVARD | | |
| CHATARRA DE 1a. AUTOMOTRIZ | HYLSA PUEBLA<br>MATERIALES SIDERURGICOS | | | | 22.60 |

**OBSERVACIONES**

CLAVE DE COTIZACION: **SANLUIS**
**SANLUIS CORPORACION , S. A. DE C. V.**

TRIMESTRE: **4** AÑO: **2004**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS NACIONALES**

**CONSOLIDADO**
**Impresión Final**

| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | % DE PARTICIPACION EN EL MERCADO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| (PZAS) MUELLES | 9,444,356 | 3,102,289 | 1,375,071 | 309,390 | | RASSINI | ARMADORAS AUTC |
| (PZAS) BARRAS DE TORSION PIEDRAS N. | 2,514,892 | 234,184 | 1,053,008 | 91,858 | | RASSINI | ARMADORAS AUTC |
| (PZAS) RESORTES HELICOIDALES | 3,547,321 | 519,634 | 1,511,662 | 198,054 | | RASSINI | ARMADORAS AUTC |
| (PZAS) DISCOS TAMBORES, ROTORES RASSINI FRENOS | 8,473,151 | 1,116,210 | 3,836,460 | 432,338 | | RASSINI | ARMADORAS AUTC |
| (TONS) BRASIL | 56,146 | 786,590 | 53,684 | 928,042 | | RNA | |
| **TOTAL** | | 5,758,907 | | 1,959,682 | | | |

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**


**CONSOLIDADO**
**Impresión Final**

**VENTAS AL EXTERIOR**

| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | DESTINO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| (PZAS) MUELLES | | | 9,479,390 | 3,334,538 | E.U.A. Y CANADA | RASSINI | ARMADORAS AUTC |
| (PZAS) BARRAS DE TORSION PIEDRAS N. | | | 1,464,627 | 178,769 | E.U.A. | RASSINI | ARMADORAS AUTC |
| (PZAS) RESORTES HELICOIDALES | | | 1,981,367 | 172,818 | E.U.A. | RASSINI | ARMADORAS AUTC |
| (PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS | | | 4,636,691 | 1,042,879 | E.U.A. | RASSINI | ARMADORAS AUTC |
| (TONS) BRASIL | | | 2,082 | 34,344 | | RNA | ARMADORAS AUTC |
| TOTAL | | | | 4,763,348 | | | |

**OBSERVACIONES**

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas vendidas en estos paises como nacionales y las realizadas fuera de estos como exportación.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 4 AÑO: **2004**
**SANLUIS CORPORACION , S. A. DE C. V.**

**CONSOLIDADO**
**Impresión Final**

**INTEGRACION DEL CAPITAL SOCIAL PAGADO**

**CARACTERISTICAS DE LAS ACCIONES**

| | VALOR | CUPON | NUMERO DE ACCIONES | | | | CAPITAL SOCIAL | |
|---|---|---|---|---|---|---|---|---|
| | $ | VIGENTE | PORCION FIJA | PORCION VARIABLE | MEXICANOS | LIBRE SUSCRIPCION | FIJO | VARIABLE |
| A | | 11 | 147,762,156 | | 147,762,156 | | 14,250 | |
| B | | 11 | 70,983,776 | | | 70,983,776 | 6,846 | |
| C | | 11 | 70,983,776 | | | 70,983,776 | 6,846 | |
| TOTAL | | | **289,729,708** | **0** | **147,762,156** | **141,967,552** | **27,942** | **0** |

**TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:**
289,729,708

**PROPORCION DE ACCIONES POR :**

**CPO's :** VER NOTAS
**T.VINC. :** 0
**ADRS's :** 0
**GDRS's :** 0
**ADS's :** 0
**GDS's** 0

**ACCIONES PROPIAS RECOMPRADAS**

| SERIE | CANTIDAD DE ACCIONES | PRECIO PROMEDIO DE RECOMPRA | PRECIO DE MERCADO AL TRIMESTRE |
|---|---|---|---|

FILE No. 82-2867

**OBSERVACIONES**

LAS ACCIONES DE LAS SERIES 'B' y 'C' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIE SE INTEGRAN EN 70,983,776 CPO'S LOS CUALES SE PODRAN IDENTIFICAR COMO CPO'S-BC Y COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' Y UNA 'C'.

LAS ACCIONES DE LA SERIE 'A' COTIZAN INDIVIDUALMENTE. LA TENENCIA DE DICHAS ACCIONES SE REALIZA A TRAVÉS DE "CPOs-A" QUE REPRESENTAN CADA UNO DE ELLOS U ACCIÓN "A".

**Información de Proyectos**
( Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

**CONSOLIDADO**
**Impresión Final**

NINGUNO DE IMPORTANCIA

**Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras**
(Información relacionada al Boletín B-15)

ANEXO 14

**CONSOLIDADO**
**Impresión Final**

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

| | Año Anterior | Actual |
|---|---|---|
| Tipo de cambio de cierre | 2.8884 | 2.6536 |
| Tipo de cambio promedio | 2.9074 | 2.9256 |

Tipos de cambio de Pesos por Dólar

| | Año Anterior | Actual |
|---|---|---|
| Tipo de cambio de cierre | 11.1998 | 11.2183 |
| Tipo de cambio promedio | 10.7884 | 11.2881 |

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2004 y 2003 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION:** **SANLUIS** FECHA: 25/02/2005 11:48

**SANLUIS CORPORACION , S. A. DE C. V.**

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | SANLUIS CORPORACION , S. A. DE C. V. |
| DOMICILIO: | MONTE PELVOUX 220 PISO 8 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 5-229-58-00 |
| FAX: | 5-202-6604 |
| DIRECCION DE INTERNET: | www.sanluisrassini.com |

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | SCO960314EE3 |
| DOMICILIO FISCAL: | MONTE PELVOUX 220 PISO 8 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | LIC GUSTAVO ZENIZO GONZALEZ |
| DOMICILIO: | MONTE PELVOUX 220 PISO 8 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO ,D.F. |
| TELEFONO: | 5-229-5800 |
| FAX: | 5-202-6604 |
| E-MAIL: | gzenizo@sanluiscorp.com.mx |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO |
| NOMBRE: | ANTONIO MADERO BRACHO |
| DOMICILIO: | MONTE PELVOUX 220 PISO 8 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5-229-5800 |
| FAX: | 5-202-6604 |
| E-MAIL: | amadero@sanluiscorp.com.mx |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | ING ANTONIO MADERO BRACHO |
| DOMICILIO: | MONTE PELVOUX 220 PISO 8 |
| COLONIA: | LOMAS DE CHAPULTEPEC |
| C. POSTAL: | 11000 |
| CIUDAD Y ESTADO: | MEXICO D.F. |
| TELEFONO: | 5-229-5800 |

**CLAVE DE COTIZACION: SANLUIS** FECHA: 25/02/2005 11:48
**SANLUIS CORPORACION , S. A. DE C. V.**

| | |
|---|---|
| **FAX:** | 5-202-6604 |
| **E-MAIL:** | amadero@sanluiscorp.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR GENERAL DE FINANZAS Y CFO |
| **NOMBRE:** | ING SERGIO MAURICIO VISINTINI FRESCHI |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 7 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-3842 |
| **E-MAIL:** | svisintini@sanluiscorp.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET |
| **PUESTO:** | DIRECTOR DE CONTROL DE GESTION |
| **NOMBRE:** | C.P. JUAN PABLO SANCHEZ KANTER |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 7 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-3842 |
| **E-MAIL:** | jsanchez@sanluiscorp.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DEL AREA JURIDICA |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | LIC. GUSTAVO ZENIZO GONZALEZ |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 8 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-6604 |
| **E-MAIL:** | gzenizo@sanluiscorp.com.mx |

| | |
|---|---|
| **PUESTO BMV:** | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION |
| **NOMBRE:** | FERNANDO TODD ALVAREZ |
| **DOMICILIO:** | FRANCISCO PETRARCA 133 DESPACHO 401 |
| **COLONIA:** | CHAPULTEPEC MORALES |
| **C. POSTAL:** | 11570 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5203-6333 |
| **FAX:** | 5203-6006 |
| **E-MAIL:** | info@todd.com |

| | |
|---|---|
| **PUESTO BMV:** | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | DIRECTOR JURIDICO |
| **NOMBRE:** | LIC. GUSTAVO ZENIZO GONZALEZ |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 8 |

**CLAVE DE COTIZACION:** **SANLUIS** FECHA: 25/02/2005 11:48
**SANLUIS CORPORACION , S. A. DE C. V.**

| | |
|---|---|
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-6604 |
| **E-MAIL:** | gzenizo@sanluiscorp.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | GERENTE DE RELACIONES CON INVERSIONISTAS |
| **NOMBRE:** | LIC. ANTONIO OLIVO FARIAS |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 7 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-6604 |
| **E-MAIL:** | aolivo@sanluiscorp.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | DIRECTOR DE FINANZAS Y CFO |
| **NOMBRE:** | ING. SERGIO MAURICIO VISINTINI FRESCHI |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 7 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-3842 |
| **E-MAIL:** | svisintini@sanluiscorp.com.mx |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | CONTRALOR GENERAL |
| **NOMBRE:** | C.P. PABLO GOMEZ LOPEZ |
| **DOMICILIO:** | MONTE PELVOUX 220 PISO 7 |
| **COLONIA:** | LOMAS DE CHAPULTEPEC |
| **C. POSTAL:** | 11000 |
| **CIUDAD Y ESTADO:** | MEXICO D.F. |
| **TELEFONO:** | 5-229-5800 |
| **FAX:** | 5-202-3842 |
| **E-MAIL:** | pgomezl@sanluiscorp.com.mx |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**CLAVE DE COTIZACION: SANLUIS**
**SANLUIS CORPORACION , S. A. DE C. V.**

**DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.**

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

**ING SERGIO MAURICIO VISINTINI FRESCHI**
**DIRECTOR GENERAL DE FINANZAS Y CFO**

**C.P. JUAN PABLO SÁNCHEZ KANTER**
**DIRECTOR DE CONTROL DE GESTION**

**MEXICO, D.F., A 25 DE FEBRERO DE 2005**

FILE No. 82-2867

9

**NOTAS A LOS ESTADOS FINANCIEROS (1)**

**CONSOLIDADO**
**Impresión Final**

FILE No. 82-2867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

**NOTAS A LOS ESTADOS FINANCIEROS (1)**



r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $380,986 EN 2004 Y $ 361,619 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción de 2003 no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 36.0 millones.



(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.